Exhibit 99.1

Stockholm, Sweden	October 23, 2023

Calliditas Therapeutics’ nomination committee composition for the AGM 2024

It is hereby announced that Calliditas Therapeutics´s major owners have appointed a nomination committee for the AGM 2024.

The nomination committee, which is appointed in accordance with the principles adopted by the extraordinary general meeting in 2017, consists of:

•  Patrick Sobocki, appointed by Stiftelsen Industrifonden

•  Karl Tobieson, appointed by Linc AB

•  Spike Loy, appointed by BVF

•  Elmar Schnee (chairman of the board of directors)

The nomination committee shall, before the annual general meeting 2024, prepare a proposal for the election of chairman and other members of the board of directors, the election of chairman of the annual meeting, election of auditors, the determination of fees and matters pertaining thereto.

For more information please visit:

https://www.calliditas.se/en/nomination-committee-2314/

Shareholders who wish to submit proposals to the nomination committee for the annual general meeting 2024, can do so by e-mail to finance@calliditas.com. Proposals should be submitted to the nomination committee before March 15, 2024.

For further information, please contact:

Fredrik Johansson, CFO at Calliditas

E-mail: fredrik.johansson@calliditas.com

Telephone: +46 703 52 91 90

The information was submitted for publication, through the agency of the contact person set out above, at 3:00 p.m CET on October 23, 2023.

About Calliditas Therapeutics

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing, and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, developed under the name Nefecon, has been granted accelerated approval by the FDA under the trade name TARPEYO® and conditional marketing authorization by the European Commission under the trade name Kinpeygo®. Kinpeygo is being commercialized in the European Union Member States by Calliditas’ partner, STADA Arzneimittel AG. Additionally, Calliditas is conducting a Phase 2b clinical trial in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer with its NOX inhibitor product candidate, setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).